EXHIBIT 4.1

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 150,000,000 shares of our common stock, par value $0.01 per share, each share of common stock having equal rights and preferences. There were 107,647,317 shares of common stock outstanding as of March 18, 2024.

The shares of our common stock constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to common shareholders, including dividend payments. We had net losses in our last fiscal year. Therefore, it is unlikely that we will pay dividends on our common stock in the next year. We currently intend to retain our future earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

The holders of our common stock are entitled to one vote for each share of record. Shareholders are entitled to vote cumulatively with respect to the election of directors of the Company. Directors are elected by a plurality of the votes cast by the voting stock entitled to vote at a meeting if a quorum is present. With respect to matters other than the election of directors, such matters must be approved by a majority of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. Holders of shares of our common stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our shareholders. A vote by the holders of a majority of our outstanding shares of common stock is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining for distribution to them after payment of our liabilities and after provision has been made for each class of stock having preference in relation to our common stock. Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. All of the outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of shares of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock. There were 750,000 shares of Series B preferred stock and 177,904 shares of Series C preferred stock outstanding as of March 18, 2024. Subject to amounts of outstanding preferred stock, additional shares of our preferred stock may be divided into and issued in one or more additional series. Our board of directors is authorized to divide the authorized but unissued shares of preferred stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. Our board of directors is authorized, within the limitations prescribed by law and our Articles of Incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock.

The following is a description of our outstanding series of preferred stock (there are no shares of Series A or Series D preferred stock outstanding):

Series B Preferred Stock

In 1993, the Board established a Series B preferred stock, consisting of 750,000 shares. The Series B preferred stock has preference over the Company’s common stock and Series A preferred stock (none of which are outstanding); has no voting rights (absent default in payment of declared dividends); and is entitled to cumulative dividends of $0.01 per share per year, payable if and when declared by the Board of Directors. During each of the years ended December 31, 2023 and 2022, the Company recognized $7,500 in Series B preferred stock dividend. In the event of dissolution or liquidation of the Company, the preferential amount payable to Series B preferred stockholders is $1.00 per share plus dividends in arrears. No dividends have been declared or paid with respect to the Series B preferred stock. The Series B Preferred stock is no longer convertible to shares of the Company’s common stock. At December 31, 2023 and 2022, cumulative dividends in arrears on the outstanding Series B shares were $217,500 and $210,000, respectively and the aggregate Series B liquidation preference at December 31, 2023 and 2022 were $967,500 and $960,000, respectively.

Series C Preferred Stock

In 2000, the Board established a Series C preferred stock. The Series C preferred stock has preference over the Company’s common stock and has voting rights equal to that number of shares outstanding, but no conversion or dividend rights. In the event of dissolution or liquidation of the Company, the preferential amount payable to Series C preferred stockholders is $0.55 per share.

We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the State of Montana for a more complete description of the rights and liabilities of holders of our securities.